December 19, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Jennifer Riegel
Jeffrey P. Riedler

Re:	Biozone Pharmaceuticals, Inc.
Registration Statement on Form S-1
Filed September 21, 2011
File No. 333-176951

Ladies and Gentlemen:

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated October 18, 2011 (the “Comment Letter”) relating to the Registration Statement on Form S-1 (the “Registration Statement”) of Biozone Pharmaceuticals, Inc. (“Biozone” or the “Company”) filed on September 21, 2011. The Company is simultaneously filing Amendment No.1 to the Registration Statement (the “Amendment”).

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

Registration Statement on Form S-1

General

1.
Since you are a reporting company subject to the requirements of the Securities Exchange Act of 1934, you should respond to the comments in this letter that apply to the disclosure included in your Form 10-K or Form 10-Q within ten business days by providing the requested information or by advising us when you will provide the requested response. A few examples of disclosure that is required to be included in your registration statement and your Form 10-K or Form 10-Q include Business section, Risk Factors, Director and Officer disclosure, Beneficial Ownership Table, MD&A and Financial Statements and the notes thereto. Please review the requirements of Forms 10-K and 10-Q for a detailed list of the required disclosure as compared to Form S-1.

Response:

The Company undertakes to apply all comments in this letter to its disclosure in its reports filed pursuant to the requirements of the Securities Exchange Act of 1934.

2.
Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

Response:

The Company notes the foregoing.

3.
We note your disclosure in footnote 1 to the registration fee table that pursuant to Rule 416, the shares of-Common stock offered hereby also include an indeterminate number of additional shares of Common stock as may from time to time become issuable by reason of anti-dilution provisions, stock splits, stock dividends, recapitalizations or other similar transactions. Rule 416(a) involves the registration of additional securities "being offered or issued to prevent dilution resulting from stock splits, stock dividends or similar transactions." Please revise to remove the shares that may be issuable by reason of “anti-dilution provisions" as they are not covered by Rule 416.

Response:

The Company has removed the reference to “anti-dilution” in Footnote 1.

4.	Please define the terms FDA and cGMP in the first instance that you use each abbreviation.

Response:

The Company has defined the terms “FDA” and “cGMP” in the first instance that each is used.

5.	Please define the terms iontophoresis and pegylated in the first instance that you use each term.

Response:

The Company has removed the term “iontophoresis” from the document.  It appears only in the title of a patent in the patent table.  The Company has defined “PEGylation” and “pegylated” in the document.

Prospectus Summary, page 3

6.
Please expand your Prospectus Summary to identify and describe your marketed products and the product candidates in your pipeline. For the product candidates in your pipeline, please clearly state that these product candidates have not been approved by regulatory authorities, may never be approved, and describe each product candidate's progress in the approval process.

Response:

The Company has revised the Prospectus Summary to briefly describe our marketed products. The Company has revised its disclosure throughout the Amendment to clarify that it is the early stage of new product development and the progress of such development activities and status of FDA approval is an immaterial portion of the Company’s business.

7.	Please expand your disclosure throughout to clearly disclose the products that you manufacture and the products that are manufactured by third parties.

Response:

The Company has revised its disclosure throughout the Amendment to clarify that it manufactures the Glyderm and Baker Cummins lines of products and does not rely on any third parties to manufacture its products.

8.
Please expand your description of BioZone Technology to briefly to explain how you developed your technology platform and intellectual property. To the extent that this was developed in-house, please so indicate.

Response:

The Company has revised the Prospectus Summary to include a paragraph describing the BioZone Technology and how it was developed.

Special Note Regarding Forward Looking Statements, page 6

9.
You state on page 6 that this prospectus contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. Please note that issuers of penny stock are excluded from relying upon the safe harbor for forward-looking statements pursuant to Section 21E(b)(1)(iii). Please remove this reference from your disclosure.

Response:

The Company has removed the reference to Section 21E(b)(1)(iii) of the Securities Exchange Act of 1934 from the Special Note Regarding Forward Looking Statements.

Risk Factors, page 6

10.
In the introductory paragraph to the Risk Factors section, you state that "[t]here are numerous and varied risks, known and unknown, that may prevent us from achieving our goals. If any of these risks actually occur, our business, financial condition or results of operations may be materially adversely affected." As the risk factors section should contain a complete discussion of the material risks to your business, it is inappropriate to reference risks that are not disclosed in your risk factors section. Please revise the introductory paragraph accordingly.

Response:

The Company has revised the introductory paragraph to the Risk Factors Section to remove the reference to risks that are not disclosed in its risk factors section.

11.	Please add a risk factor addressing your lack of profitable operations in recent periods. Please discuss in this risk Factor whether you expect your financial losses to continue in the future.

Response:

The Company has added a risk factor addressing its lack of profitable operations in recent periods and discussing whether it expects its financial losses to continue.

12.	Please add a risk factor describing the risk to your company of relying on third parties to manufacture your products.

Response:

The Company has revised its disclosure throughout the Amendment to clarify that it does not rely on third parties to manufacture its products.

"We have negative working capital and have sustained operating losses…, page 6

13.	Please expand this risk factor to estimate the amount of time you will be able to continue operations with your current level of working capital.

Response:

The Company has expanded the risk factor to disclose its estimate of the amount of time that it will be able to continue its operations with its current level of working capital.

14.
You state that you “cannot be sure how much [you] will need to spend in order to develop new products and technologies in the future.” Please estimate the amount of funds you will need to complete development of your product candidates upon which your business is substantially dependent and identify the product candidates.

Response:

The Company has revised its disclosure throughout the Amendment to clarify that the development of product candidates is an immaterial portion of the Company’s business.  As such, the Company does not believe that its business is substantially dependent on any potential product candidates.

15.
You disclose that the report of your independent registered public accounting firm on your financial statements states that your ability to obtain profitability and necessary equity or debt financing raise substantial doubt about your ability to continue as a going concern. This risk appears to be distinct from the other risks discussed in this risk factor. Please revise your disclosure to add a separately headed risk factor that discussed this risk. In addition, please expand your risk factor to disclose that the auditor's going concern opinion may have a detrimental effect on your ability to obtain additional funding.

Response:

The Company has added a risk factor that discusses the Company’s auditor’s doubt about the Company’s ability to continue as a going concern.  This risk factor also discloses that the auditor’s going concern opinion may have a detrimental effect on the Company’s ability to obtain additional financing.

“We operate in a highly regulated industry…," page 6

16.
This risk factor appears to discuss a risk to the company that is substantially similar to the risk discussed in the risk factor on page 9 entitled, “If we fail to obtain or maintain the necessary United States or worldwide regulatory approvals..." Please revise your disclosure to either distinguish the risks and the headers thereof or combine these two discussions.

Response:

The Company has revised its disclosure to combine the two risk factors referenced in the Staff’s comment.

17.
You disclose that “The FDA inspected our manufacturing facilities in January 2011. The inspection resulted in only minor observations on Form 483, which we quickly resolved to FDA’s satisfaction.” Please disclose the date in which the FDA determined that the deficiencies were remedied and the facility was in compliance.

Response:

The Company has revised the risk factor to disclose that it responded to the FDA in March 2011 with a written statement describing the remedial actions taken.  As of the date of the Amendment, the Company has not received any additional correspondence from the FDA regarding this inspection.

“Our future results of operations depend to a significant degree, upon our ability…,” page 7

18.
You state that “[t]he development and commercialization process, particularly with respect to innovative products, is both time consuming and costly and involves a high degree of business risk.” Please expand this discussion to estimate the amount of time and resources it takes to develop and commercialize a product candidate.

Response:

The Company has revised its disclosure throughout the Amendment to clarify that the development of product candidates is an immaterial portion of the Company’s business in as much as its primary business is manufacturing OTC pharmaceutical products and cosmetics according to customer specifications.  Therefore, the Company has removed the risk factor referenced in the Staff’s comment as the Company does not believe that its future results of operations are substantially dependent upon its ability to successfully develop and commercialize additional OTC and generic prescription drugs.

19.	Please expand this risk factor to briefly describe your product pipeline in clinical development. Please indicate each product candidate's progress in the development process.

Response:

The Company has revised its disclosure throughout the Amendment to clarify that the development of product candidates is an immaterial portion of the Company’s business.  Therefore, the Company has removed the risk factor referenced in the Staff’s comment as the Company does not believe that its future results of operations are substantially dependent upon its ability to successfully develop and commercialize additional OTC and generic prescription drugs.

"Lack of availability of, or significant increases in the cost of raw materials…," page 7

20.
You state that previously unknown problems with the raw materials or product manufacturing processes could result in a voluntary or mandatory withdrawal or the contaminated product. To the extent you have experienced problems with contaminated products in the recent past, please revise to describe these problems.

Response:

The Company has not experienced problems with contaminated products in the recent past and has revised the risk factor accordingly.

“Our future results of operations depend, to a significant degree …,” page 8

21.
This risk factor appears to substantially duplicate the risk factor with the same title on page 7. Please revise your disclosure to either distinguish the risks and the headers thereof or combine these risk factors.

Response:

The Company has combined the two risk factors referenced in Comment 21 as set forth in its response to Comment 16.

"In order to achieve successful sales of new product candidates …," page 9

22.	This risk factor duplicates the risk factor with the same title on page 8. Please revise your disclosure to delete this risk factor.

Response:

The Company has deleted this risk factor.

"Our product candidates may be subject to future product liability claims…," page 10

23.	Please expand your disclosure to quantify the extent of your product liability insurance coverage.

Response:

The Company has revised its disclosure throughout the Amendment to clarify that the development of product candidates is an immaterial portion of the Company’s business.  Therefore, the Company has removed the risk factor referenced in the Staff’s comment.

"Our future collaborators may compete with us or have interests…," page 11

24.
You state that "Large pharmaceutical companies that [you] seek to collaborate with may have internal programs or enter into collaborations with [your] competitors…." Please update this risk factor to clarify whether or not you are in negotiations for a collaboration agreement. If you have entered into negotiations with any pharmaceutical companies for collaboration agreements, please disclose this in the Business section.

Response:

The Company has revised its disclosure throughout the Amendment to clarify that the development of product candidates is an immaterial portion of the Company’s business.  Therefore, the Company has removed the risk factor referenced in the Staff’s comment.  Additionally, the Company has never entered into negotiations with pharmaceutical companies for collaboration agreements regarding product candidate development.

"A dispute concerning the infringement or misappropriation . . ., page 12

25.	If you have or have had any claims against you alleging infringement, please so disclose in this risk factor.

Response:

The Company does not currently have, and as of the date of the Amendment, has not had, any claims against it alleging infringement.  The Company has revised this risk factor accordingly.

"Confidentiality agreements with employees and others may not adequately prevent…." page 12

26.
You indicate that you maintain confidentiality and intellectual property assignment agreements with your employees and other persons with access to your proprietary materials or processes. Please provide the Staff with a supplemental copy of the standard confidentiality agreement and the intellectual property assignment agreement you enter into with your employees. We may have further comment.

Response:

The Company will file a supplemental copy of the standard confidentiality agreement and the intellectual property assignment agreement it enters into with its employees as exhibits to a subsequent amendment to the Registration Statement.

"Our technology may become obsolete or lose its competitive advantage," page 12

27.	Please provide a detailed analysis to support your assertion that your technology has a "competitive advantage."

Response:

The Company has revised its disclosure throughout the Amendment to clarify that the development of product candidates, which are based on its lipid based drug formulation technology, is an immaterial portion of the Company’s business.  As such, the Company has removed the risk factor referenced in the Staff’s comment.

28.	Please expand this risk factor to identify your major competitors, the methods of competition, and the main products of your competitors that will compete with your products.

Response:

The Company has revised its disclosure throughout the Amendment to clarify that the development of product candidates, which are based on its lipid based drug formulation technology, is an immaterial portion of the Company’s business.  As such, the Company has removed the risk factor referenced in the Staff’s comment.

29.	Please add a risk factor that discusses the risks to your business of the competition faced by your marketed products.

Response:

The Company has added a risk factor that discusses the risks to our business from the competition faced by our marketed products.

"We rely on key executive officers and consultants ...." page 12

30.
You state that you rely heavily on "certain other key executives," other than those named in this risk factor. Please expand your disclosure to name all key executives upon which your business is dependent.

Response:

The Company has removed the reference to “certain other key executives” as all such executives have been named in the applicable risk factor.

31.	If any of your executives are working less than full time for your business, or have business interests that conflict with your business, please so disclose.

Response:

The Company has added a risk factor that discloses that Mr. Maza currently serves as the Chief Financial Officer of another company and therefore works less than full time for the Company and may have business interests that conflict with the Company’s interests.

32.
Please disclose that all employment agreements have a term of three years. In addition, if Mr. Fisher is a "certain other key executive" upon which your business is reliant, please disclose that you have also entered into an employment agreement with Mr. Fisher.

Response:

The Company has revised the risk factor to disclose that the employment agreements referenced have a term of three years and that it has entered into an employment agreement with Mr. Fisher.

33.
You state that you are competing with for employees against companies that are more established than you are, and have the ability to pay more cash compensation than you do. To the extent that you have experienced problems hiring employees in the recent past, please describe these problems.

Response:

The Company has revised the risk factor to disclose that the Company has not yet experienced problems hiring employees in the recent past.

"We cannot assure you that our common stock will become listed…," page 13

34.
Please note that NYSE Euronext acquired the American Stock Exchange in 2008. Accordingly, please revise all references to the American Stock Exchange, in this risk factor and on page 39, to reference NYSE Amex Equities.

Response:

The Company has revised the disclosure to reflect the current name, “NYSE Amex Equities”.

35.
Please estimate when you will seek listing of your common stock on the NYSE Amex Equities or Nasdaq. For example, if you believe that it may be several years or more until your seek listing, please so disclose.

Response:

The Company has revised the disclosure to indicate that the Company intends to seek listing of its common stock on either NYSE Amex Equities or Nasdaq within the next three years.

36.	Please describe the initial listing standards of a registered stock exchange that you currently fail to meet.

Response:

The Company has revised the risk factor to disclose that its stock currently falls below the bid price requirement of Nasdaq and does not meet the corporate governance standards of either Nasdaq or NYSE Amex Equities.

37.	You disclose "we would be subject to an SEC rule...." Please revise to clarify the following:

•	whether or not you are currently subject to the rule;
•	which SEC rule you refer to in this risk factor that imposes requirements on broker-dealers who sell securities governed by the rule; and
•	describe the requirements in the rule.

Response:

The Company has removed the reference to “an SEC rule”.

"We will incur increased costs as a result of being an operating public company:" page 13

38.
We note that you are currently an operating public company, please revise this risk factor to tailor the risks discussed to your specific business and operating history. In addition, to the best of-your ability, please quantify the legal, accounting, and other expenses that you will incur as a result of being an operating public company over the next 12 months.

Response:

The Company has revised the risk factor to tailor the risks discussed to its specific business and operating history and to quantify the legal and accounting expenses that it will incur as a result of being an operating public company over the next 12 months.

"Our common stock may be subject to the 'Penny Stock' rules of the SEC," page 14

39.	Please clearly state that your stock is currently a "Penny Stock."

Response:

The Company has revised the risk factor to state that its common stock is currently a “Penny Stock”.

40.	Please expand this risk factor to discuss the effect on liquidity, specific legal remedies available to investors of penny stocks, and how such remedies would affect your business.

Response:

The Company has expanded the risk factor accordingly.

"We have never paid nor do we expect in the near future to pay dividends," page 14

41.
Please clearly state in this risk factor that readers should not rely on an investment in your company if they require dividend income, and income to them would only come from any rise in the market price of your stock, which is uncertain and unpredictable.

Response:

The Company has revised the risk factor in accordance with the Commission’s comment #41.

"We and our security holders are not subject to some reporting requirements…," page 14

42.	Please briefly describe the contents of proxy and information statements, as well as Forms 3, 4 and 5 reporting Section 16 compliance, so that investors may understand their purposes.

Response:

The Company has revised the risk factor to briefly describe the contents of proxy and information statements as well as the purpose of Forms 3, 4 and 5.

"Our business may require additional capital for continued growth…," page 14

43.
We note your disclosure that your ability to execute your operating plan depends upon your ability to obtain additional funding via the sale of equity and/or debt securities. Please revise your risk factor to clarify that you need this funding. In addition, please disclose whether you have approached any sources for additional funding, or have entered into negotiations for a transaction.

Response:

The Company has revised the risk factor to clarify that it requires additional capital for continued growth and that it has not approached any sources for additional funding and has not entered into negotiations for a transaction, other than those transactions that the Company has disclosed in its filings with the Commission.

44.
Please expand your disclosure to inform investors that the issuance of equity securities will dilute your current investors' interest in the company and the issuance of debt securities may provide such holders rights superior to existing shareholders and conditions on the company and its business.

Response:

The Company has revised the risk factor to inform investors that the issuance of equity securities will dilute current investors’ interests.

"If we fail to establish and maintain an effective system of internal control..," page 15

45.
Your disclosure in this risk factor is not consistent with your disclosure regarding internal controls over financial reporting and disclosure controls and procedures contained in your annual report and quarterly reports on Forms 10-K and I 0-Q. Please update this risk factor to discuss the material weaknesses disclosed in those reports and the related risks to your business.

Response:

The Company has revised the risk factor to disclose that it does not have effective controls and procedures and discusses the material weaknesses previously disclosed.

"We may fail to qualify for continued listing on the OTC Bulletin Board…," page 15

46.
If you have failed in the recent past to meet a requirement to qualify for continued quotation on the OTCBB, please expand this risk factor to so disclose, and describe the listing requirement you failed to meet.

Response:

The Company has not failed in the recent past to meet a requirement to qualify for continued quotation on the OTCBB.

"Investor relations activities, nominal 'float' and supply and demand factors may affect the price of our stock," page 15

47.
You disclose that "[t]he Company may provide compensation to investor relations firms and pay for newsletters, websites, mailings and email campaigns that are produced by third-parties based upon publicly-available information concerning the Company. The Company will not be responsible for the content of analyst reports and other writings and communications by investor relations firms not authored by the Company or from publicly available information." Please provide us with a detailed analysis which supports your apparent conclusion, including relevant case law and/or statute support for your position. Alternatively, please delete the statement that you are not responsible for such content.

Response:

The Company has revised the risk factor to remove the statement that the Company is not responsible for such content.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

48.
In your quarterly report on Form 10-Q for the period ended June 30, 2011, you disclose, "[b]ased upon [management's] evaluation and the identification of the material weakness in the Company's internal control over financial reporting, the Chief Executive Officer concluded that the Company's disclosure controls and procedures were ineffective as of the end of the period covered by this report." Please expand your disclosure in this section to address the impact that the material weaknesses over internal controls had on the financial reporting process. Please include how the material weaknesses were identified, whether the material weaknesses were corrected and the steps the company has taken to remedy the material weaknesses.

Response:

The Company has revised this section to include disclosures regarding the material weaknesses over internal controls and its impact on the reporting process.

Liquidity and Capital Resources, page 20

49.
Please expand your disclosure to identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way. For example, it appears from your "Results of Operations" disclosure that you have a decreased revenues and increased expenses, resulting in a net loss of $1,111,609 for the six months ended June 30, 201 I as compared to a net loss of $458,287 for the year ended December 31, 2010. If you identity a material deficiency, please disclose the course of action that you have taken or propose to take to remedy the deficiency. Also identify and separately describe internal and external sources of liquidity, and briefly discuss any material unused sources of liquid assets, or if none are available, please so disclose. See hem 303 of Regulation S-K.

Response:

The Company has revised this section to include disclosures regarding events that will impact our liquidity and description of sources of liquidity.

50.	Please quantify the amount paid on September 9, 2011 for the notes and accrued interest.

Response:

The Company has revised the "Liquidity and Capital Resources" disclosure for each of Biozone Labs and Equalan, the obligors on the notes payable, to include the amount paid on September 9, 2011 for the notes and accrued interest.

Properties, page 23

51.	Please file all material leases pursuant to Item 601(b)(10)(2)(iv) of Regulation S-K.

Response:

The Company will file all material leases pursuant to Item 601(b)(10)(2)(iv) of Regulation S-K in a subsequent amendment to the Registration Statement.

Business, page 26

52.
In several places in your filing, you discuss the royalties received by the company from sales of products through your Equachem subsidiary. Please expand the business section to provide more information regarding the royalties you receive. In particular, please identify the customer who pays royalties and the technology that is licensed.

Response:

The Company has revised the business section to clarify the technology that is licensed and the amount of royalties, which is not a material component of the Company's business.

Overview, page 26

53.	Please expand your disclosure to estimate the amount spent during the last two fiscal years on research and development activities, pursuant to Item 1 01(h)(4)(x) of Regulation S-K.

Response:

The Company has revised the business section to disclose the amount spent during the last two fiscal years on research and development activities.

54.
We note your disclosure that you have licensed the use of the BioZone Technology to BetaZone for application in certain products. Please expand your disclosure to describe the material terms of the license agreement, including the obligations of each party, the consideration received and any financial provisions, and the term and termination provisions.

Response:

The Company has revised the business section to describe the material terms of the license agreement, including the obligations of each party, the consideration received and any financial provisions, and the term and termination provisions.

Healthcare Product Business, page 27

55.	If true, please disclose that none of the products described in this section are regulated by the FDA.

 Response:

The Company has revised the business section to disclose which products described in the “Manufacturing Business” sub-section are regulated by the FDA and which are not regulated by the FDA.

Contract Manufacturing, page 27

56.
You identify your customers on page 27. If any of these customers account for a material portion of your revenues, please expand your disclosure to quantify the percentage of sales revenue attributable to each customer.

Response:

The Company has revised the business section to disclose the percentage of sales revenue attributable to each customer who accounts for a material portion of its revenues under the “Customers and Marketing” sub-section.

Baker Cummins, page 28

57.	Please expand your disclosure to describe the distribution process and, if material, identify the major customers for this line of products.

Response:

The Company has revised its disclosure to describe the distribution process and disclose that it has no material major customers for this line of products.

58.
Please clarify what products you currently manufacture and what products you outsource the manufacturing. It appears that you make inconsistent statements regarding the manufacturing of these products on page 28.

Response:

The Company has revised its disclosure to clarify that it does not outsource any manufacturing.

59.	It appears that you have listed the products in your Baker Cummins product portfolio on page 28 and then again on page 29. Please revise to remove duplicative disclosure.

Response:

The Company has removed the duplicative disclosure.

Pharmaceutical Business, page 30

60.
You refer to your product pipeline on page 31. Please expand your disclosure to list the drug products that are in your product pipeline. Please describe their intended function, and indicate their progress towards development.

Response:

The Company has revised its disclosure throughout the Amendment to clarify that the development of product candidates is an immaterial portion of the Company’s business.  As such, the Company has not included in its disclosure a list of the drug products it desires to develop.

61.	For each formulated drug you disclose, please disclose the progress toward development, including whether an ANDA or NDA has been submitted to the FDA.

Response:

Please see response to Comment 60.

62.	Please expand the "Patent Title" table to list the expiration date of each patent. Please refer to Item 101 (h)(4)(vii) of Regulation S-K.

Response:

The Company has revised its disclosure to specify that all of its granted patents expire 20 years from the filing date or effective date indicated in the table unless otherwise noted.

63.
On page 33, you state that you are dependent upon three customers for a significant portion of your business. Please expand your disclosure to identify these customers. In addition, please file a copy of this agreement and expand your disclosure to disclose all the material terms of each agreement, including the obligations of each party, the consideration received and any financial provisions, and the term and termination provisions. Alternatively, please provide us with an analysis which supports your conclusion that you are not substantially dependent on your agreements with these parties pursuant to Item 601(b)(10) of Regulation S-K.

Response:

The Company has revised its disclosure to describe these customers and to include the percentage of sales to each of the three major customers.  The Company will file copies of these agreements as exhibits to a subsequent amendment to the Registration Statement.

Competition, page 34

64.
Please expand your disclosure under "Competition" to identify your major competitors, where known, and the key products of your competitors with which you compete. Please also identify your competitive position in the industry, and detail the methods of competition, pursuant to Item 101(h)(4)(iv) of Regulation S-K.

Response:

The Company has revised its disclosure to identify certain of its competitors.

Government Regulation, page 34

65.
You disclose that on June 25, 2007, the FDA issued Final Good Manufacturing Practice (GMP) Regulations specific to Dietary Supplements, which became effective as they relate to your company on June 25, 2008. Please expand your disclosure to disclose the impact of these regulations on your business.

Response:

The Company has revised its disclosure to state that these regulations have had no material impact on its business.

Executive Officers and Directors, page 38

66.	Please update the biographical summaries for each named executive officer to indicate the date on which each individual was appointed to their current position(s).

Response:

The Company has updated the biographical summaries for each named executive officer to indicate the date on which each individual was appointed to his current position.

67.
You indicate in footnote 5 to the Summary Compensation Table that Mr. Prego-Novo has held other executive officer positions in the company. These positions are not listed in the biographical information for Mr. Prego-Novo on page 38. Please revise accordingly.

Response:

The Company has revised Mr. Prego-Novo’s biography to disclose all of Mr. Prego-Novo’s positions with the Company.

68.
You indicate that from May 2006 until the present time, Mr. Maza has served as Chief Financial Officer of Intellect Neurosciences, Inc. It is unclear whether Mr. Maza holds this CFO position while he is also CEO and CFO of Biozone Pharmaceuticals. Please revise your biographical summary of Mr. Maza to clarify his current place(s) of employment. If Mr. Maza holds positions at both Biozone Pharmaceuticals and Intellect Neurosciences, please add a risk factor that details the potential conflict of interests, if Intellect Neurosciences may be deemed a competitor of your business. In addition, please disclose the number of hours that Mr. Maya devotes to each business per week.

Response:

The Company has revised Mr. Maza’s biography to clarify that he is currently the Chief Financial Officer of Intellect Neurosciences, Inc. and is also the Interim Chief Executive Officer, Chief Financial Officer and Secretary of the Company.  The Company has also added a risk factor that details potential conflicts of interest and discloses that Mr. Maza devotes 30 hours per week to the Company and 20 hours per week to Intellect Neurosciences, Inc.

69.
Please note that Item 401(e)(1) of Regulation S-K requires disclosure of the specific "experience, qualifications, attributes or skills of directors and nominees" on an individual basis. Please revise your disclosure to address the requirements of 401 (e)(1). Your disclosure should address the specific experience, qualifications, attributes and skills of each director or nominee. A mere reference to each director or nominee's prior work experience is not sufficient. Please revise accordingly.

Response:

The Company has revised the directors’ biographies to disclose the specific experience, qualifications, attributes and skills of each director.

70.	Please expand your disclosure to provide the information required by Item 401(e)(2) of Regulation S-K, or confirm that no information need he provided.

Response:

The information required by Item 401(e)(2) of Regulation S-K does not need to be provided.

Employment Agreements, page 38

71.	Please expand your description of each employment agreement describe any termination or severance provisions.

Response:

The Company has expanded its description of each employment agreement to describe the employment agreements’ termination and severance provisions.

Directors' and Officers' Liability Insurance, page 39

72.
You state on page 39 that you have obtained directors' and officers' liability insurance insuring its directors and officers against liability for acts or omissions in their capacities as directors or officers, subject to certain exclusions. Please expand your discussion to describe these exclusions, and any monetary limitation on coverage.

Response:

The Company believes that its directors' and officers' liability insurance is subject to customary exclusions of policies of this nature that do not warrant a separate disclosure under Regulation S-K.

73.	Please add a risk factor that addresses the risks to the financial condition of your business of your obligation to indemnify your directors and officers.

Response:

The Company has added a risk factor that addresses the risks to the financial condition of its business of its obligation to indemnify its directors and officers.

Board Independence, page 39

74.	You state on page 39 that you are not a listed issuer. Please specify that you are not listed on a national securities exchange.

Response:

The Company has revised this portion of the Amendment to specify that it is not listed on a national securities exchange.

Executive Compensation

Summary Compensation Table, page 41

75.
Please identify the person(s) who held the Chief Executive Officer position in 2010. If all persons serving as your Chief Executive Officer for any portion of 2010 are not included in the Summary Compensation Table, please revise the table to include executive compensation information for these individuals pursuant to Item 402(m)(2)(i) of Regulation S-K.

Response:

Brian Keller, our current President and Chief Scientific Officer, served as our principal executive officer (“PEO”) for the fiscal year ended December 31, 2010.

76.
It appears that Mr. Fisher was awarded non-equity incentive plan compensation in 2009 and 2010. Non-equity incentive plan compensation must be identified in a footnote. Please revise your disclosure accordingly. Please refer to Instruction 13 to Item 402(n)(2)(vii) of Regulation S-K. In addition, please provide a narrative description of the material terms of the award, including a general description of the formula or criteria to be applied in determining the amounts payable and vesting schedule, pursuant to Item 402(o)(5) of Regulation S-K.

Response:

The Company has revised its disclosure to clarify Mr. Fisher’s non-equity incentive plan compensation in 2009 and 2010 in a footnote.

77.
It appears that Messrs. Keller, Fisher, and Oertle were awarded "Other Compensation" in 2009 and 2010. Amounts in "Other Compensation" must be identified in a footnote. Please revise your disclosure accordingly. In addition, please identify the amount of each item in a narrative description, to the extent material under Item 402(o)(7) of Regulation S-K.

Response:

The Company has revised its disclosure to identify the “Other Compensation” awarded to Messrs. Keller, Fisher and Oertle in 2009 and 2010 in a footnote.

Certain Relationships and Related Transactions, pale 42

78.
You disclose that except as described below, during the past three years, there have been no transactions, whether directly or indirectly, between the Company and any of its officers, directors or their family members, that exceeded $120,000. Please note that Item 404(d) of Regulation S-K provides that the threshold amount for disclosure by a smaller reporting company is the lesser of $120,000 or one percent of the average of the smaller reporting company's total assets at year end for the last two completed fiscal years. Please revise your disclosure accordingly.

Response:

The Company notes the foregoing and has revised its disclosure accordingly.

79.
On page 21, you disclose that shareholders made advances to you in the amount of $375,321. Please expand your disclosure in "Certain Relationships and Related Transactions" to describe this financing activity, or provide us with a legal analysis as to why this information need not be provided pursuant to Item 404(a) of Regulation S-K.

Response:

The Company has expanded its disclosure in "Certain Relationships and Related Transactions" to include a new penultimate paragraph describing the financing activity referenced in the Staff’s comment.

80.
You describe sales to a related party and purchases from a related party on page F-21. Please expand your disclosure in "Certain Relationships and Related Transactions" to describe these activities, or provide us with a legal analysis as to why this information need not be provided pursuant to Item 404(a) of Regulation S-K.

Response:

The Company has expanded its disclosure in "Certain Relationships and Related Transactions" to describe the activities referenced in the Staff’s comment.

81.	Please expand your disclosure to disclose how you are related to 580 Garcia Properties, LLC.

Response:

The Company has expanded its disclosure in "Certain Relationships and Related Transactions" to disclose how it is related to 580 Garcia Properties, LLC.

Security Ownership of Certain Beneficial Owners and Management, page 43

82.	In the footnotes to this table, please identify the natural person(s) who ultimately hold dispositive and voting power over the shares held of record by Aero Pharmaceuticals, Inc.

Response:

The Company has revised the footnote to disclose that Jane Hsiao holds dispositive and voting power over the shares of record held by Aero Pharmaceuticals, Inc.

83.
You disclose that the information in the table is as of September 20, 2011, however, you disclose that shares of common stock subject to options, warrants, or other rights currently exercisable or exercisable within 60 days of September 16, 2011, are deemed to be beneficially owned. Please revise to use one consistent date for this table.

Response:

The dates have been revised to be consistently reflective as of a recent date.

84.
Please add a risk factor that discusses the risk to the company of executive officers and directors holding a substantial amount of shares. This risk factor should address, among other things, the potential conflict of interests between the officers and directors and shareholders, and indicate that the officers and directors may vote their shares in a way that shareholders do not approve. Please quantify the percentage of common stock held by officers and directors.

Response:

The Company has added a risk factor that discusses the risk to the Company of executive officers and directors holding a substantial amount of shares.

Description of Securities, page 45

Bridge Notes, page 46

85.
You state that the Bridge Notes mature on September 29, 2011. It appears that the Bridge Notes are now due and payable. Please update your disclosure to indicate whether these notes have been paid. if these notes have not been paid, please add a risk factor discussing the risk to the financial condition of the company of the amount due under the Bridge Notes, and your present ability to repay.

Response:

The Company has updated disclosure regarding the Bridge Notes and has added a corresponding risk factor.

Indemnification of Directors and Officers, page 47

86.
On pages 46 and II-1, you refer to your "sole executive officer and director," Mr. Prego-Novo. Please revise your disclosure to accurately describe the position currently held by Mr. Prego-Novo in the company.

Response:

The Company has revised the disclosure to correctly describe Mr. Prego-Novo’s position.

Plan of Distribution, page 47

87.
You disclose that Aero intends to make a pro-rata distribution to holders of the common stock of Aero of record no later than December 31, 2011 of the shares of common stock of the Company held by Aero. Please confirm that you will file a Rule 424(b) prospectus supplement to post-effectively update the selling shareholder table to reflect this transfer from Aero. See Securities Act Rules CDI Question 220.04.

Response:

The Company has revised the disclosure to confirm that it will file a Rule 424(b) prospectus supplement to post-effectively update the selling shareholder table to reflect the transfer of shares from Aero to its shareholders.

Biozone Pharmaceuticals Inc. Consolidated Financial Statements, page F-1

88.
You state that you have acquired Biozone Lab Group in a reverse acquisition, with Biozone Lab Group being the accounting acquirer. Historical financial statements of the accounting acquirer in a reverse acquisition for the years ended December 31, 2010 and 2009 are required. We note that you believe more than one entity is the accounting acquirer and that those entities consist of corporate and non-corporate interests. We also note that you have provided separate historical annual financial statements for these entities. Please tell us why you believe the separate financial statements meet the requirements in Rule 3-05 of Regulation S-X. We also note that you have consolidated the interim period financial statements for periods which included corporate and non-corporate interests. Consolidating or combining these financial statements may not be meaningful since the LLC entities had different tax and salary structures than the corporate entities. Please tell us why you believe your presentation is appropriate.

Response:

The Company provided separate historical annual financial statements for each entity in the BioZone Lab Group because it believes that the separate financial statements of the individual entities enable the readers of the registration statement to understand the financial position of each entity prior to the merger and each entity’s relative contribution to the acquired business. The consolidated financial statements for the interim periods subsequent to the reverse merger are presented as well enable the reader to understand the financial position of the combined entity for the period then presented. We note that  Rule 3-05 of Regulation S-X provides in relevant part: ….The required financial statements of related businesses may be presented on a combined basis for any periods they are under common control or management. Emphasis added.

89.	Please provide a Statement of Stockholders' Equity due to the significant transactions that occurred during the period.

Response:

The Company has provided a Statement of Stockholders’ Equity.

Note 1- Business, page F-4

90.
Please tell us how you determined that the acquisition of the BioZone Lab Group should be accounted for as a reverse acquisition. Please tell us the percentage of control of Biozone Pharmaceuticals' shareholders of the combined company after the acquisition and the percentage of interest of BioZone Lab Group's shareholders of the combined company. Please also tell us how many members of the board of directors and senior management came from both companies and any other factors that are relevant. Refer to ASC 805-10-55-10-ASC 805-10-55-15.

Response:

We believe that the acquisition of  the BioZone Lab Group should be accounted for as a reverse acquisition because (i) the assets and revenue of the BioZone Lab Group were approximately 88% and 100%, respectively, of the combined entity’s assets and revenue, (2) the former shareholders of the BioZone Lab Group were appointed to two of the three Board seats, (3) the former shareholders of the BioZone Lab Group continued as three of the five senior members of the management team, holding positions of President, Executive Vice President and Chief Operating Officer, and the former sole officer and director of the Company remained with the Company in the position of Chairman, and (4) the former shareholders of the BioZone Lab Group owned 31% of the combined entity post acquisition and represented the largest minority voting interest in the combined entity in the absence of a majority owner.

After the acquisition, the Biozone Pharmaceuticals' shareholders owned approximately 56% of the combined company.

91.
In note 1 on page F-4, you state that the current and future financial statements will be that of BioZone Lab Group. It appears that the prior period includes the Biozone Pharmaceutical information (including Aero Pharmaceuticals, Inc.). The historical periods prior to the reverse acquisition should only include those of BioZone Lab Group, the accounting acquirer, which includes BioZone Laboratories, Inc., Equalan Pharma, LLC and Equachem and BetaZone, LLC. Please revise the financial statements accordingly.

Response:

The Company accounted for the acquisition of the BioZone Lab Group as a reverse acquisition. Accordingly, the Company is considered the legal acquirer and the BioZone Lab Group is considered the accounting acquirer. The current and future financial statements will be those of the BioZone Lab Group and Baker Cummins Corp, which acquired all of the assets of Aero Pharmaceuticals, Inc.

92.
Please tell us why you have not identified only one accounting acquirer in the reverse acquisition. Refer to ASC 805-10-25-4. Since the entities within the BioZone Lab Group have different ownership structures, which would not normally be combined, please tell us why it is appropriate to combine the group as a single accounting acquirer.

Response:

The Company believes it is appropriate to combine the group as a single accounting acquirer because the four entities comprising the BioZone Lab Group are under common control and management, and the acquisition of each entity in the BioZone Lab Group was conditioned on a single common event, being the acquisition of each other entity.

93.	Please tell us how you determined that the BioZone Lab Group entities are entities under common control. Please tell us if any of the following exists:

•	An individual or enterprise holds more than 50% of the voting ownership interest of each entity.

•	Immediate family members hold more than 50% of the voting ownership interest of each entity (with no evidence that those family members will vote their shares in any way other than in concert).

•
A group of shareholders holds more than 50% of the voting ownership interest of each entity, and contemporaneous written evidence of an agreement to vote a majority of the entities' shares in concert exists.

Response:

The Company has determined that that the BioZone Lab Group entities are entities under common control based on the common percentage ownership in each entity held by Daniel Fisher, Brian Keller, Nian Wu and Christian Oertle, and their mutual understandings and oral agreements to act in concert with respect to each entity.

Basis of Consolidation. pace F-4

94.
Please revise to clarify if BetaZone is consolidated or is recorded under the equity method as is stated in footnote 3 of the pro forma information on page F-42. Also, if BetaZone is part of the Biozone Lab Group, the accounting acquirer, please tell us why financial statements have not been provided. If BetaZone is part of the Biozone Lab Group and is accounted for under the equity method, please tell us how an equity method investee can be considered an accounting acquirer.

Response:

The Company is accounting for its investment in BetaZone under the equity method because BetaZone was under the common control of the Biozone Group shareholders prior to the merger, which met the requirements of Rule 3-05 of Regulation S-X. The Company is treating BetaZone as an inclusion of the single business combination.

Note 3 — Acquisition, page F-6

95.	In accordance with ASC 805-30-50-1 a, please disclose a qualitative description of factors that make up goodwill for the Aero Pharmaceuticals acquisition.

Response:

The Company has yet to determine the qualitative factors that make up goodwill for the Aero Pharmaceuticals acquisition. The Company is undergoing an appraisal of the identifiable tangible and intangible assets acquired and will make the appropriate allocations within the one year prescribed time frame.

96.
We note that in your 8-K filed on May 19, 2011, you state that Biozone Pharmaceuticals, Inc. was a shell company up until the closing of the Aero Pharmaceuticals, Inc. Given that you were a shell company prior to the acquisition, please tell us how you determined that the acquisition was not a reverse recapitalization. Please tell us the percentage of control of the "shell" company's shareholders of the combined company after the acquisition and the percentage of interest of the operating company's shareholders (Aero Pharmaceuticals, Inc.) of the combined company. Please also tell us how many members of the board of directors and senior management came from both companies. In addition, if the transaction was not a reverse recapitalization, please tell us and disclose whether you determined that the acquisition of Aero Pharmaceuticals, Inc. was a business acquisition or an asset acquisition.

Response:

The Company has determined that the acquisition of Aero Pharmaceuticals Inc. was not a reverse recapitalization because (i) there was no change in management or control of the shell company following the Aero acquisition and (ii) the Aero Pharmaceuticals Inc. and BioZone Lab Group acquisitions were intended to be related transactions in which the shareholders of the BioZone Lab Group would obtain effective control of the shell corporation and simultaneously acquire the business of Aero Pharmaceuticals.  The original intent was for the BioZone Lab Group acquisition to occur prior to the Aero Pharmaceuticals Inc. acquisition but the order was reversed for convenience reasons.

The percentage of control of the shell company’s shareholders of the combined company after the acquisition was approximately 56 % and Aero Pharmaceuticals, Inc.’s shareholders owned approximately 12% of the combined company.  The shell company’s sole officer and director prior to the transaction remained the sole officer and director of the Company following the transaction.  We have determined that the acquisition of Aero Pharmaceuticals, Inc. was a business acquisition.

Note 6 — Convertible Notes Payable, page F-7

97.
Please tell us how you determined that your convertible notes payable did not have any embedded derivative requiring separate accounting treatment as a derivative instrument. Please address the conversion feature, warrants and anti-dilution features.

Response:

The Company recorded the liability for the convertible notes payable at an amount equal to the full consideration received upon issuance, without considering the warrant value because (i) the determination of the number of warrants is indeterminable and (ii) the exercise price of the warrants is dependent on the closing date of, and the price of securities issued, in the Target Transaction Financing, which has yet to take place. The conversion feature of the notes was not considered to be a derivative due to the fact that the embedded conversion option does not meet the criteria of ASC 815 to be bifurcated from the host contract.

Note 2 — Summary of Significant Accounting Policies, page F-15

98.
Please expand your disclosure to discuss how you determined 580 Garcia Properties, LLC was a variable interest entity requiring consolidation and provide us a detailed analysis. Also, please revise "Basis of Consolidation" on page F-4.

Response:

The Company has expanded its disclosure to discuss how it determined that 580 Garcia Properties, LLC was a variable interest entity requiring consolidation.  The Company has also revised the “Basis of Consolidation” accordingly.

Equalan Pharma, LLC

Note 5 — Concentrations, one F-30

99.
You disclose that approximately 12% and 12% of your sales comes from two customers.  We note that your account receivables from related party increased by approximately $210 thousand, 25% of your total sales. Please disclose what amount of sales is due to related parties and clarify if the two significant customers are related parties.

Response:

The receivable from related party increase was not due to sales being made to a related party, rather direct loans to the related party (Equachem). The 12% concentrations were not sales to related parties.

Equachem, LLC

Note 4 — Concentrations, page F-38

100.
You disclose that approximately 11% of your sales come from one customer. We note that your account receivables from related party increased by approximately $200 thousand, which is approximately 50% of your total revenue. Please disclose what amount of sales is due to related parties and clarify if the significant customer is a related party. If it is, please also reconcile between the 11% sales amount and the increase in the amount of the account receivables from related party.

Response:

The 11% concentration was resulted from sales to a third party. The sales to related party for the year ended December 31, 2010 was $201,185 as disclosed in Note 3. Since this amount was disclosed elsewhere it was not included in the concentration Note 4.

Notes to Unaudited Pro-Forma Balance Sheet and Statement of Operations as of and for the year ending December 31, 2010, page F-40

101.	Please tell us how you computed the $156,671 and $53,199 components of adjustment 1.

Response:

The adjustment of $154,671 to the common stock account was to adjust the common stock account to an amount equal to the number of share of common stock outstanding post the merger 67,029,396  shares) multiplied by the par value per share of common stock ($.001).

102.	Please revise to clarify how the membership interests in the LLC entities were accounted for in the pro forma information.

Response:

The membership interests in the LLC are consolidated with the Company on a “as-if –pooling basis” reflecting their historical balances.

103.	Please clarify where the investment in BetaZone has been accounted for in the pro forma balance sheet.

Response:

Betazone is a 45% owned subsidiary accounted for by the equity method.  The investment in Betazone is included in other current assets, and not shown separately on the pro-forma balance sheet, due to its immaterial amount.

104.
Since Equalan Pharma, LLC, Equachem, LLC, and BetaZone, LLC are not corporate entities, please provide a pro forma adjustment for income taxes. Undistributed earnings or losses should be reclassified to paid-in capital. Refer to Staff Accounting Bulletin 4B. In addition, it appears there should be an adjustment for income taxes as a result of the pro forma adjustments.

Response:

The Company believes that no pro forma adjustment for income taxes would be appropriate to reflect any future tax benefits available resulting from the LLCs’ losses, since the resultant deferred tax debit would be offset by a 100% valuation allowance

105.	Please present pro forma statements of operations for the latest interim period.

Response:

The Company has presented pro forma statements of operations for the period ended September 30, 2011.

Item 15. Recent Sales of Unregistered Securities, page 11-2

106.
For each unregistered offering, please expand your disclosure to indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available. Although you disclose that the private placements were made in reliance upon the exemption from registration under Section 4(2) or Rule 506 of Regulation D, it does not appear that you filed any Form Ds for these offerings. Please note that you are required to submit all Forms D electronically on EDGAR. See Guidance on Form D Filing Process located at http://www.sec.govidivisions/corpfin/formdliling.html.  Please promptly file any outstanding Form Ds for the transactions referenced above or revise to clarify what exemption from registration was claimed and state briefly the facts relied upon to make the exemption available.

Response:

The Company will file a Form D electronically for each instance of an unregistered sale where such filing is required.

107.
Please expand your disclosure in this Item to describe the issuance of 500,000 shares of common stock to a consultant on July 7, 2011, as disclosed on page F-8. Please refer to Item 701 of Regulation S-K.

Response:

The Company has expanded its disclosure to include the issuance of the 500,000 shares to a consultant on July 7, 2011.

108.	Please expand your disclosure to describe the issuance reported in the Form 8-K filed September 22, 2011.

Response:

The Company has expanded its disclosure to include the issuance reported in the Form 8-K, filed on September 22, 2011.

109.
We note that on March 1, 201 I, you issued 1 million shares of your common stock to Roberto Prego-Novo Jr. Please expand your disclosure to describe the nature and aggregate of consideration received by the company in exchange for these shares. Please refer to Item 701(c) of Regulation S-K.

Response:

The Company has expanded its disclosure to include the consideration received by the Company in exchange for the shares issued to Roberto Prego-Novo, Jr.

Exhibit Index

110.	Please file all loan agreements related to long-term debt held by the registrant. See Item 601(b)(4) and (10) of Regulation S-K.

Response:

The Company will file any loan agreements relating to long term debt by amendment.

111.
We note that Exhibits 10.12-10.15, 10.22 and 10.24 have been incorporated by reference from a Form 8-K filed July 7, 2011. However, the agreements contain references to several sub-exhibits that are not included in the public filing. Accordingly, these agreements were not filed in their entirety as required by 601(b)(10) of Regulation S-K. Please file these agreements and all amendments with your registration statement, including sub-exhibits, schedules or annexes.

Response:

The Company will file the required exhibits by amendment.

Exhibit 5.1

112.
Please remove the statement "and will he, when issued in the manner described in the Registration Statement" from this opinion. You have disclosed throughout the registration statement that the shares have been issued.

Response:

The Company will file a revised opinion by amendment.

.
***

The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at 201-608-5101 if you have any questions or comments.  Thank you.

Very truly yours,

/s/  Elliot Maza

Cc: Harvey Kesner, Esq.

       Sichenzia Ross Friedman Ference LLP